FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of January, 2005

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_     Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                  Yes ____No T

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC




This Form 6-K consists of:

The news release on increase of excess tariffs for power plants in Shanghai Municipality, Jiangsu Province and Zhejiang Province, made by Huaneng Power International, Inc. ("registrant") in English on January 6, 2005.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long





                          Name:    Huang Long

                          Title:   Company Secretary



Date: January 6, 2005

                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]



                       HUANENG POWER INTERNATIONAL, INC.
                  Excess Tariffs to Increase for Power Plants
        in Shanghai Municipality, Jiangsu Province and Zhejiang Province


(Beijing, China, January 6, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announces that in accordance with the recent documents received from the National Development and Reform Commission, excess tariffs (including VAT) for the Company's power plants in Shanghai Municipality, Jiangsu Province and Zhejiang Province would be adjusted upward to RMB280/MWh, RMB300/MWh and RMB338/MWh, respectively, effective June 15, 2004.

According to the documents, the excess tariffs (including VAT) for the Company's power plants in those areas will be adjusted as follows:

-------------------------------------------------------------------------------
       Power Plant            Existing Excess Tariff     Adjusted Excess Tariff
                                    (RMB/MWh)                   (RMB/MWh)
-------------------------------------------------------------------------------
Shanghai Shidongkou I                260.00                      280.00
-------------------------------------------------------------------------------
Shanghai Shidongkou II               260.00                      280.00
-------------------------------------------------------------------------------
Nantong                              280.00                      300.00
-------------------------------------------------------------------------------
Nanjing                              280.00                      300.00
-------------------------------------------------------------------------------
Huaiyin                              280.00                      300.00
-------------------------------------------------------------------------------
Taicang                              280.00                      300.00
-------------------------------------------------------------------------------
Changxing                            328.00                      338.00
-------------------------------------------------------------------------------

Huaneng Power Int'l , Inc.
Excess Tariffs to Increase for Power Plants in Shanghai Municipality, Jiangsu Province and Zhejiang Province ... P.2



Meanwhile, pursuant to the coordination of relevant tariff setting authorities, it is agreed that the proposed on-grid power generation for the Company's Shanghai Shidongkou First Power Plant in 2004 shall be settled on the basis of the temporary on-grid tariff which shall be increased by RMB16.9/MWh from the plant's existing approved tariff of RMB281/MWh (including VAT).

 Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,852MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241